NuState Energy Holdings, Inc.

1201 Main Street, Suite 1980
Columbia, SC 29201

(803) 931-6377

Via Edgar

June 14, 2013

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Loan Lauren P. Nguyen
Special Counsel

Re:	NuState Energy Holdings, Inc.
Amendment No. 2 to Form 10-12G Filed May 8, 2013 File No. 000-25753

Dear Ms. Nguyen:

On behalf of NuState Energy Holdings, Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated May 21, 2013 (the “Comment Letter”) relating to the Registration Statement on Form 10-12G (the “Form 10”) submitted by the Company on May 8, 2013. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Concurrently with the filing of this letter, the Company is filing Amendment No. 3 to the Form 10 (“Amendment No. 3”) reflecting, as appropriate, the responses to the Staff’s comments contained herein, and which also includes the Company’s financial statements for the three and nine-month periods ended March 31, 2013, replacing the financial statements for the period ended December 31, 2012, which have exceeded the 135 days reliance period.

Securities and Exchange Commission

June 14, 2013

General

1.

At the conclusion of our letter to you dated February 21, 2013, we asked for a written statement from the company with certain acknowledgments. In your response letter, you repeat the language at the conclusion of our letter without modifying the language to be from the company. Please provide us with a separate letter signed by an authorized representative of the company that includes the previously requested acknowledgments. You will note that we have reproduced the original request at the conclusion of this letter.

Response:

We have provided, on the final page of this correspondence, a separate letter signed by an authorized representative of the company that includes the previously requested acknowledgements, reproduced at the conclusion of this letter.

2.

We note your response to our prior comment 1 and reissue in part. We note that it has been over 60 days since you filed your registration statement. We note that you are currently subject to the reporting requirements of the Securities Exchange Act of 1934. Please revise the disclosure on page 2 accordingly and confirm your understanding in your response letter to us.

Response:

We have revised the disclosure on page 2 to indicate that we are currently subject to the reporting requirements of the Securities Exchange Act of 1934 and confirm our understanding of this subjectivity to the aforementioned requirement.

Item 1. Business, page 3

Description of Business, page 3

3.	Please revise the last sentence of the second paragraph to disclose that you will need to raise additional capital to satisfy your anticipated costs of being a public company of $180,000 per year.

Response:

We have revised the last sentence of the second paragraph to disclose that we will need to raise additional capital to satisfy our anticipated costs of being a public company of $180,000 per year.

4.

We note your disclosure in the last sentence of the second paragraph that you will need to raise additional capital of $564,000 in order to continue operations. We also note that this amount does not appear to cover your post-registration burn rate. Please advise, with a view towards revised disclosure in this section, regarding the expenses included within your post-registration burn rate of $57,000 per month.

Response:

We have revised our disclosure in the second paragraph of our Description of Business section to detail the expenses included in our post-registration burn rate of $57,000 per month and our additional capital needed to continue operations of $564,000.

Securities and Exchange Commission

June 14, 2013

5.

We note that you are not offering any securities under this registration statement and, as a result, will not raise any proceeds. Based on your current burn rate, we further note that you will run out of funds immediately without additional capital. Please describe the expenses included within in your estimated near term financing requirement of $564,000 and explain the consequences to you if you cannot raise additional capital.

Response:

We have revised our Description of Business section to describe the expenses included within our estimated near term financing requirement of $564,000 and to explain the consequences to the company if we cannot raise additional capital.

Regained Use of Intellectual Property, page 5

6.	Please explain what you mean when you state that you will “share” with Rentar all right, title and interest in My Driver’s Seat.

Response:

We have revised this section to clarify that we co-own all rights in My Driver’s Seat with Rentar.

Item 1A. Risk Factors, page 5

Our auditors have raised substantial doubts as to our ability to continue, page 6

7.

We note your response to our prior comment 13 and reissue in part. We note your disclosure in the second paragraph of the Description of Business section on page 3 that your post-registration burn rate will be approximately $57,000 per month. We also note that you have disclosed your pre-registration burn rate in this risk factor of $40,000 per month. Please revise this risk factor to disclose your post-registration burn rate.

Response:

We have revised this risk factor to disclose our post-registration burn rate of approximately $57,000 per month.

We have $1,107,900 of accrued compensation as of December 31, 2012, page 6

8.

We note that in January and April of 2013 you issued a total of 100,000,000 shares of your common stock to satisfy certain accrued compensation liabilities of $500,000. Please revise this risk factor or add a new risk factor to disclose such issuances and to discuss potential shareholder dilution due to any similar issuances in the future.

Response:

We have revised this risk factor to disclose issuances of common stock to satisfy certain accrued compensation liabilities of $500,000 and to discuss the potential shareholder dilution due to any similar issuances in the future.

Securities and Exchange Commission

June 14, 2013

Management’s Discussion and Analysis of Financial Condition, page 8

Liquidity and Capital Resources, page 12

9.

Please explain the statement that you “cannot ascertain that [you] have sufficient funds from operations to fund [y]our ongoing requirements through June 30, 2013.” It appears that you have less than $1,000 cash on hand, have limited operations and will not raise any funds from this registration statement. Please clarify.

Response:

We have revised our Liquidity and Capital Resources section to clarify the statement that we “are unable to generate sufficient funds from operations to fund our ongoing requirements through June 30, 2013.”

10.

We note your response to our prior comment 18 and reissue in part. We note your disclosure in the third sentence of the last paragraph that you will need funding to pay your outstanding obligations. Please revise to quantify these obligations. Please also revise the second paragraph of the Description of Business section on page 3 accordingly.

Response:

We have revised both the Liquidity and Capital Resources and Description of Business sections to quantify the outstanding obligations that we will need funding to pay.

Item 6. Executive Compensation, page 18

Summary Compensation Table, page 18

11.

Please revise to clarify that the amounts listed in the “Option Awards” column of the Summary Compensation Table have been calculated based upon the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Refer to Item 402(n)(2)(vi) of Regulation S-K.

Securities and Exchange Commission

June 14, 2013

Response:

We have revised the Summary Compensation Table to clarify that the amounts listed in the “Option Awards” column of the Summary Compensation Table have been calculated based upon the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

12.

Please revise to include a footnote disclosing all assumptions made in the valuation of any option awards by reference to a discussion of those assumptions in your financial statements, footnotes to your financial statements, or to a discussion in your Management’s Discussion and Analysis. Refer to Instruction 1 to Item 402(n)(2)(vi) of Regulation S-K.

Response:

We have revised this section to include a footnote disclosing all assumptions made in the valuation of any option awards by reference to a discussion of those assumptions in Note 7: Stockholders’ Deficit, page F-15.

Employment Agreements and Narrative Regarding Executive Compensation, page 19

13.

We note your disclosures regarding your consulting agreements with Mobile Software Team, LLC and Williams Global Holdings, LLC. We also note that you entered into a consulting agreement with C3I Services, LLC, filed as Exhibit 10.23, which provided for certain compensation. Please revise this section as applicable.

Response:

We have revised this section to disclose the terms of the consulting agreement entered into with C3I Services, LLC, which provided for certain compensation.

Item 7. Certain Relationships and Related Transactions, page 20

14.

We note your response to our prior comment 23 and reissue in part. We note that you have entered into certain consulting agreements with entities related to your named executive officers, namely Mobile Software Team, LLC, C3I Services, LLC and Williams Global Holdings, LLC. Please revise this section to include the information required by Items 404(a) and 404(d) of Regulation S-K.

Response:

We have revised this section to include information required by Items 404(a) and 404(d) of Regulation S-K in regards to certain consulting agreements with entities related to our named executive officers, namely Mobile Software Team, LLC, C3I Services, LLC, and Williams Global Holdings, LLC.

Securities and Exchange Commission

June 14, 2013

Item 15. Financial Statements and Exhibits, page 26

15.

We note your response to our prior comment 26 and reissue. We note that as of December 31, 2012 that you had $3,083,120 of notes and convertible notes payable including accrued interest less unamortized discounts. Please revise the exhibits list to indicate that you will file a fully executed copy of each note or convertible note outstanding as a material contract. In this regard, we note that you have filed certain forms of notes and convertible notes but not fully executed copies. To facilitate review of this comment, in your next response letter, please itemize each outstanding note and convertible note and provide each note and convertible note’s respective exhibit number so that we can locate the notes from your exhibits index.

Response:

Please find below an itemized list of each outstanding note and convertible note, the respective note holder and associated principal amount due, and the related exhibit:

	Principal
Note Holder	Amount	Exhibit
Jefferson Hen	$75,000	4.2
Garden State Cardiology Pension Plan	$30,000	4.2
Francine Wunder	$12,500	4.2
William Ballay	$25,000	4.2
Norman Hoffberg	$25,000	4.2
Luca Minna	$100,000	4.2
Andrew Smith	$10,000	4.2
Tower Roofing	$10,000	4.2
Eugene Agerton	$10,000	4.2
Eugene & Barbara Agerton	$10,000	4.2
Andreas Kaupert	$10,000	4.2
Les and Stacy Steinger	$50,000	4.2
Thomas Latif	$25,000	4.2
David Wunder	$10,000	4.2
Francine Wunder	$10,000	4.2
Thomas Basile	$10,000	4.2
Robert Zann	$10,000	4.2
Frank Giglio	$10,000	4.2
Whitney Wykoff & Jeff Shumer	$20,000	4.2
Rebecca Paul	$10,000	4.2
Steven Paul	$10,000	4.2
John Geuting	$60,000	4.2

Securities and Exchange Commission

June 14, 2013

Nutmeg	$228,810	4.2
Stokes Logistics	$150,000	4.3
State Petroleum (now Canberra Financial)	$100,000	4.4
State Petroleum (now Canberra Financial)	$25,000	4.5
George Stevens	$14,000	4.6
Silvano Marchetto	$100,000	4.7
John Sexton	$100,000	4.7
RAHFCO Funds	$8,241	4.7
Custer	$175,000	4.14
Amber Capital	$15,000	4.15
Arthur Notini	$16,667	4.15
Sal Cascino	$1,000	4.15
Gary Duquette	$834	4.15
Peter Cartmell	$2,500	4.15
Amber Capital Fund	$10,000	4.23
Arthur Notini	$5,000	4.24
Carmine Luppino	$25,000	4.25
Amber Capital Fund LTD	$25,000	4.26
Amber Capital	$20,000	4.27
Luppino Landscaping	$20,000	4.28
Hong Yue Lu	$5,000	4.29
Jianchao Zen	$20,000	4.30
Amber Capital	$25,000	4.31
Amber Capital	$25,000	4.32
Robert Green	$12,000	4.33
Yick Fan Suen	$10,000	4.34
Carmello Luppino	$20,000	4.35
Thomas Murphy	$18,000	4.36
Zimmerman	$30,000	4.37
Elisha Cheung	$15,000	4.38
Elisha Cheung	$10,000	4.39
Elisha Cheung	$25,000	4.40
Notini	$25,000	4.41
Arthur Notini	$15,000	4.42
Carmello Luppino	$25,000	4.43
Pocket MD, LLC	$10,000	4.44
Carmine Luppino	$25,000	4.45
Notini	$10,000	4.46
Total	$1,909,552

Securities and Exchange Commission

June 14, 2013

We respectfully submit that we do not have a fully executed copy for the notes filed as exhibits 4.2, 4.7, 4.14, and 4.15. By way of background, the notes files as exhibit 4.2 were issued during March and April 2004, the notes filed as exhibit 4.7 were issued during July 2007, the note filed as exhibit 4.14 was issued during March 2003, and the notes filed as exhibit 4.15 were issued during September, October, and December 2008. Due to changes in the Company’s management since the issuance of these notes and that the placement agent on certain of its notes has since closed its operations, the Company was unable to locate some of the copies of its notes. The Company did issue the notes to the aforementioned note holders and has records of the respective terms and dates. However, it did not retain a copy of the executed note, as only one original of each executed note was issued and a copy of the executed notes were not retained in the file. The executed note rests with the note holder. Accordingly, we cannot file the fully executed copy of such note, but rather can file the form of the note which contains the significant terms of such notes.

Please also note that we are deleting the reference to Exhibit 4.3 as its inclusion was a clerical error. Such notes filed under this form were issued in fiscal 2004 and 2005 and were satisfied during fiscal 2008.

The difference between the itemized list above, which aggregates $1,909,552 in principal, and the amount on the balance sheet of notes and convertible notes payable and accrued interest less unamortized discount consists of accrued interest and a claim of $50,000 by a certain debt holder for which documents have not been produced by the claimant. The claim was made pursuant to a confirmation received by our auditors and accounted for based on the terms disclosed in the confirmation. While the Company believes it has previously satisfied this claim, it has accrued this debt as confirmed by the claimant.

Exhibit 3.18

16.	Please refile a fully executed copy of Exhibit 3.18. In this regard, we note that the exhibit is missing the conformed signature on page 4.

Response:

We have filed a fully executed copy of Exhibit 3.18.

Exhibit 4.19

17.	Please refile a complete copy of Exhibit 4.19. In this regard, we note that only the first page of the exhibit has been filed.

Response:

We are deleting the reference to this note. There was a clerical error when the Company filed this note as an exhibit. Such notes was issued and satisfied during fiscal 2004.

Securities and Exchange Commission

June 14, 2013

Exhibit 10.19

18.

Please refile Exhibit 10.19 to include a complete copy of the agreement which includes all exhibits, attachments, schedules, annexes and appendixes. In this regard, we note that the filed version of the exhibit is missing Exhibits B and C.

Response:

We have filed Exhibit 10.19 in its entirety. While the body of the agreement refers to exhibits B and C, such exhibits were never written.

Exhibit 10.21

19.

Please refile a fully executed copy of Exhibit 10.21. In this regard, we note that the exhibit is missing its date of execution from the first page. Additionally, we note that the place holder for the date of execution on the first page does not appear to match the date of execution disclosed on the signature page of the exhibit. Please reconcile.

Response:

We have refiled a fully executed copy of Exhibit 10.21 with the proper date of execution on the first page.

If you have any questions with respect to the foregoing, please contact me at (803) 931-6377.

Very truly yours,

/s/ Kevin Yates

Kevin Yates

Securities and Exchange Commission

June 14, 2013

 NuState Energy Holdings, Inc.

1201 Main Street, Suite 1980

Columbia, SC 29201

(803) 931-6377

Via Edgar

June 14, 2013

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Loan Lauren P. Nguyen
Special Counsel

	Re:	NuState Energy Holdings, Inc.
Amendment No. 2 to Form 10-12G
Filed May 8, 2013
File No. 000-25753

Dear Ms. Nguyen:

This letter is to express our acknowledgment that:

●	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

/s/ Kevin Yates

Kevin Yates